EXHIBIT 12.1

Five Oaks Investment Corp.

Computation of Ratio Earnings to Fixed Charges, Combined Fixed Charges and Preferred Stock Dividends

	For the nine months ended September 30,	For the year ended December 31,
	2013	2012
Earnings:
Pretax income (loss) from continuing operations	(7,516,074)	4,819,306
Fixed Charges	3,661,788	449,164
Dividends distributed to preferred shareholders	2,326	—
Total Earnings	$(3,851,960)	$5,268,470

Fixed Charges:
Interest Expense	3,661,788	449,164
Preferred Stock	2,326	—
Total Fixed Charges	$3,664,114	$449,164

Ratio of earnings to fixed charges	(1.05)	11.73
Ratio of earnings to fixed charges and preferred stock dividends	(1.05)	11.73
Deficiency of earnings to fixed charges and preferred stock dividends	$(7,516,074)	$—